

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

October 28, 2015

John C. Wobensmith
President
Genco Shipping & Trading Limited
299 Park Avenue, 12th Floor
New York, NY 10171

> **Re:** **Genco Shipping & Trading Limited**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 001-33393**

Dear Mr. Wobensmith:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure